UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

RYAN SPECIALTY GROUP HOLDINGS, INC.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

78351F107

(CUSIP Number)

Andrea E. Daly, Esq.

c/o Onex Corporation

161 Bay Street P.O. Box 700

Toronto, ON, Canada M5J 2S1

+1 (416) 362-7711

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 22, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule 13D because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 13 Pages

CUSIP No.: 78351F107	SCHEDULE 13D	Page 2 of 13 Pages

1	NAMES OF REPORTING PERSONS Onex Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 12,455,712
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 12,455,712

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,455,712
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%
14	TYPE OF REPORTING PERSON CO

Page 2 of 13 Pages

CUSIP No.: 78351F107	SCHEDULE 13D	Page 3 of 13 Pages

1	NAMES OF REPORTING PERSONS Onex RSG LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 11,933,593
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 11,933,593

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,933,593
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9%
14	TYPE OF REPORTING PERSON PN

Page 3 of 13 Pages

CUSIP No.: 78351F107	SCHEDULE 13D	Page 4 of 13 Pages

1	NAMES OF REPORTING PERSONS Onex RSG Holdings LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 522,119
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 522,119

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 522,119
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON PN

Page 4 of 13 Pages

CUSIP No.: 78351F107	SCHEDULE 13D	Page 5 of 13 Pages

1	NAMES OF REPORTING PERSONS Onex RSG GP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 12,455,712
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 12,455,712

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,455,712
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%
14	TYPE OF REPORTING PERSON CO

Page 5 of 13 Pages

CUSIP No.: 78351F107	SCHEDULE 13D	Page 6 of 13 Pages

1	NAMES OF REPORTING PERSONS Onex Private Equity Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 12,455,712
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 12,455,712

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,455,712
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%
14	TYPE OF REPORTING PERSON OO

Page 6 of 13 Pages

CUSIP No.: 78351F107	SCHEDULE 13D	Page 7 of 13 Pages

1	NAMES OF REPORTING PERSONS Gerald W. Schwartz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 12,455,712
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 12,455,712

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,455,712
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%
14	TYPE OF REPORTING PERSON IN

Page 7 of 13 Pages

SCHEDULE 13D

Item 1. Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the shares of Class A common stock, par value $0.001 per share (“Class A Common Stock”), of Ryan Specialty Group Holdings, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at Two Prudential Plaza, 180 N. Stetson Avenue, Suite 4600, Chicago, IL 60601.

Item 2. Identity and Background.

This Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

Onex Corporation;

Onex RSG LP;

Onex RSG Holdings LP;

Onex RSG GP Inc.;

Onex Private Equity Holdings LLC; and

Gerald W. Schwartz.

Onex Corporation is organized under the laws of Ontario, Canada. Gerald W. Schwartz is a citizen of Canada. Each of the other Reporting Persons is organized under the laws of the state of Delaware.

The address for the principal business office of Onex Corporation and Mr. Schwartz is 161 Bay Street, Suite 4900, Toronto, ON, Canada M5J 2S1. The address for the principal business office of each of Onex RSG LP, Onex RSG Holdings LP and Onex RSG GP Inc. is 712 Fifth Avenue, 40th Floor, New York, NY 10019. The address for the principal business office of Onex Private Equity Holdings LLC is 165 W Center Street, Suite 401, Marion, OH 43302.

The principal occupation of Mr. Schwartz is the Chairman and Chief Executive Officer of Onex Corporation. The principal business of each of the other Reporting Persons is investing in securities, including the securities of the Issuer.

Information with respect to the directors and executive officers of Onex Corporation, Onex RSG GP Inc. and Onex Private Equity Holdings LLC (collectively, the “Related Persons”), including the name, present principal occupation or employment and citizenship of each of the Related Persons is listed on the attached Schedule A, which is incorporated herein by reference. The business address for each of the Related Persons is the principal business office of the Reporting Person each Related Person serves. Onex RSG LP and Onex RSG Holdings LP are managed by their general partner, Onex RSG GP Inc., and do not have executive officers or directors.

During the last five years, none of the Reporting Persons or Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Funding for the acquisition of the shares of Class A Common Stock reported as beneficially owned by the Reporting Persons, which were received following conversion and/or exchange of interests in Ryan Specialty Group, LLC (“Holdings LLC”), the predecessor of the Issuer (as described in more detail below), was obtained from the investment capital of the Reporting Persons.

Page 8 of 13 Pages

On July 26, 2021, the Issuer completed its initial public offering of Class A Common Stock (the “IPO”). Prior to the IPO, the Reporting Persons held their common unit interests in Holdings LLC through an entity that is taxable as a corporation for U.S. federal income tax purposes (the “Common Blocker Entity”). On July 22, 2021, the Common Blocker Entity merged with and into a subsidiary of the Issuer that resulted in the Reporting Persons exchanging all of the Class A shares in the Common Blocker Entity for the issuance of 19,813,540 shares of Class A Common Stock to Onex RSG LP and 886,880 shares of Class A Common Stock to Onex RSG Holdings LP, in each case, at price equal to $22.325 per share. Pursuant to Onex RSG LP’s and Onex RSG Holdings LP’s obligation to sell a portion of its Holdings LLC common unit interests (which were converted to shares of Class A Common Stock pursuant to the transaction described in the preceding sentence) to the Company in connection with the IPO, on July 22, 2021 the Issuer repurchased 2,972,033 shares of Class Common Stock from Onex RSG LP and 130,030 shares of Class A Common Stock from Onex RSG Holdings LP at price of $22.325 per share of Class A Common Stock, which price may be adjusted upward or downward to the extent that the Common Blocker Entity over- or under-paid taxes through July 22, 2021.

On July 26, 2021, in connection with the exercise in full of the underwriters option to purchase up to an additional 8,537,742 shares of Class A Common Stock from the Issuer, the Issuer repurchased 4,907,914 shares of Class A Common Stock from Onex RSG LP and 214,731 shares of Class A Common Stock from Onex RSG Holdings LP at a price of $22.325 per share.

Item 4. Purpose of Transaction.

The information set forth in Items 3 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

General

The Reporting Persons acquired shares of Class A Common Stock for investment purposes and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors that each Reporting Person may deem material or relevant to its investment decision, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions, including pursuant to registered transactions pursuant to the Registration Rights Agreement. In addition, the Reporting Persons and their designees to the Board may engage in discussions with management, the board of directors of the Issuer (the “Board”), and security holders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or other transaction that could result in the de-listing or de-registration of the Class A Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board. There can be no assurance, however, that any Reporting Person will propose any such transaction or that any such transaction would be successfully implemented.

Except as described above, the Reporting Persons do not currently have any definitive plans or proposals that relate to or would result in any of the matters listed in Items 4(a)-(j) of Schedule 13D, although, depending on the factors described herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Director Designation Rights

On July 26, 2021, the Issuer, Patrick G. Ryan (together with certain members of his family and various trusts identified on Schedule I attached thereto, the “Ryan Parties”), and Onex RSG Holdings LP entered into a

Page 9 of 13 Pages

director nomination agreement (the “Director Nomination Agreement”). Pursuant to the Director Nomination Agreement, Onex RSG Holdings LP has the right to designate one nominee for election to the Board for so long as Onex RSG Holdings LP controls more than 50% of the total number of shares of the Issuer’s Class A Common Stock beneficially owned by Onex RSG Holdings LP upon completion of the IPO, as adjusted for any reorganization, recapitalization, stock dividend, stock split, reverse stock split or similar changes in the Issuer’s capitalization. The Director Nomination Agreement provides that Onex RSG Holdings LP may assign such rights to an affiliate, other than to a portfolio company.

The foregoing description of the Director Nomination Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the agreement, which is attached as an exhibit hereto and incorporated herein by reference.

Registration Rights Agreement

In connection with the Issuer’s IPO, on July 26, 2021 the Issuer, Patrick G. Ryan (together with the parties listed on the schedule of Founder Investors attached thereto, the “Founder Investors”), Onex RSG Holdings LP and Onex RSG Partnership entered into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which Onex RSG Holdings LP and Onex RSG LP are entitled to certain piggyback registration rights in respect of the Class A Common Stock held by such entities following the initial public offering and the expiration of any related lock-up period.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the agreement, which is attached as an exhibit hereto and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Class A Common Stock beneficially owned by each of the Reporting Persons based on 109,903,867 shares of Class A Common Stock outstanding as of July 26, 2021.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Onex Corporation	12,455,712	11.3%	0	12,455,712	0	12,455,712
Onex RSG LP	11,933,593	10.9%	0	11,933,593	0	11,933,593
Onex RSG Holdings LP	522,119	0.5%	0	522,119	0	522,119
Onex RSG GP Inc.	12,455,712	11.3%	0	12,455,712	0	12,455,712
Onex Private Equity Holdings LLC	12,455,712	11.3%	0	12,455,712	0	12,455,712
Gerald W. Schwartz	12,455,712	11.3%	0	12,455,712	0	12,455,712

Onex Corporation may be deemed to beneficially own the shares of Class A Common Stock held by Onex RSG LP and Onex RSG Holdings LP, through its ownership of all of the equity of Onex Private Equity Holdings LLC, which owns all of the equity of Onex RSG GP Inc., which is the general partner of Onex RSG LP and Onex RSG Holdings LP. Mr. Schwartz, the Chairman and Chief Executive Officer of Onex Corporation, indirectly owns shares representing a majority of the voting rights of the shares of Onex Corporation, and as such may be deemed to beneficially own all of the shares of Class A Common Stock beneficially owned by Onex Corporation. Mr. Schwartz disclaims any such beneficial ownership.

(c)	Except as described in Item 3, during the past 60 days none of the Reporting Persons or Related Persons has effected any transactions in the Class A Common Stock.

Page 10 of 13 Pages

(d)	None.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

On July 6, 2021, affiliates of the Reporting Persons entered into an agreement with the representatives of the underwriters of the IPO (the “Lock-up Agreement”), pursuant to which, subject to certain exceptions (including the pre-IPO structuring transactions described in Item 3 above), such entities agreed to not dispose of any shares of Class A Common Stock from the date of the Lock-Up Agreement through January 17, 2022 without the prior written consent of the representatives of the underwriters. The shares of Class A Common Stock reported as beneficially owned by the Reporting Persons in this Schedule 13D are subject to the transfer restrictions contained in the Lock-Up Agreement.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement (filed herewith).

99.2	Power of Attorney incorporated by reference to Exhibit 99.3 to Amendment No. 1 to Schedule 13G filed with the Securities and Exchange Commission with respect to Fly Leasing Limited on April 3, 2017.

99.3	Director Nomination Agreement, dated as of July 26, 2021, among the Issuer, Patrick G. Ryan (together with the Ryan Parties) and Onex RSG Holdings LP (incorporated by reference to Exhibit 10.5 filed with the Issuer’s current report on Form 8-K filed on July 27, 2021).

99.4	Registration Rights Agreement, dated as of July 26, 2021, among the Issuer, Patrick G. Ryan (together with the Founder Investors), Onex RSG Holdings LP and Onex RSG LP (incorporated by reference to Exhibit 4.1 filed with the Issuer’s current report on Form 8-K filed on July 27, 2021).

99.5	Form of Lock-Up Agreement (incorporated by reference to Exhibit D of the Underwriting Agreement, dated July 21, 2021, by and among the Issuer and the representatives of the underwriters named therein, filed as Exhibit 1.1 to the Issuer’s current report on Form 8-K filed on July 27, 2021).

Page 11 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 2, 2021

Onex Corporation

By:	/s/ Andrea E. Daly
Name:	Andrea E. Daly
Title:	Managing Director - General Counsel

Onex RSG LP
By: Onex RSG GP Inc., its general partner

By:	/s/ Todd Clegg
Name:	Todd Clegg
Title:	Vice President

Onex RSG Holdings LP By: Onex RSG GP Inc., its general partner

By:	/s/ Todd Clegg
Name:	Todd Clegg
Title:	Vice President

Onex RSG GP Inc.

By:	/s/ Todd Clegg
Name:	Todd Clegg
Title:	Vice President

Onex Private Equity Holdings LLC

By:	/s/ Joshua Hausman
Name:	Joshua Hausman
Title:	Director

Gerald W. Schwartz

By:	/s/ Andrea E. Daly
Name:	Andrea E. Daly
Title:	Attorney-in-fact

Page 12 of 13 Pages

SCHEDULE A

The name, present principal occupation or employment, business address and citizenship of each of the executive officers and directors of Onex Corporation, Onex RSG GP Inc. and Onex Private Equity Holdings LLC are set forth below.

Onex Corporation

Name	Present Principal Occupation or Employment	Citizenship
Gerald W. Schwartz	Chairman of the Board, Chief Executive Officer and Director of Onex Corporation	Canada
Robert Le Blanc	President of Onex Corporation	United States of America
Ewout R. Heersink	Vice Chairman of Onex Corporation	Canada
Anthony Munk	Vice Chairman of Onex Corporation	Canada
Christopher A. Govan	Senior Managing Director – Chief Financial Officer of Onex Corporation	Canada
Andrea E. Daly	Managing Director - General Counsel of Onex Corporation	Canada
David W. Copeland	Managing Director – Finance of Onex Corporation	Canada
William A. Etherington	Director of Onex Corporation	Canada
Mitchell Goldhar	Chairman of the Board of SmartREIT	Canada
Arianna Huffington	Chief Executive Officer of Thrive Global	United States of America
John McCoy	Director of Onex Corporation	United States of America
J. Robert S. Prichard	Non-Executive Chairman of Torys LLP	Canada
Heather M. Reisman	Chair and Chief Executive Officer of Indigo Books & Music Inc.	Canada
Arni Thorsteinson	President of Shelter Canadian Properties Limited	Canada
Beth Wilkinson	Founding Partner of Wilkinson Stekloff LLP	United States of America

Onex RSG GP Inc.

Name	Present Principal Occupation or Employment	Citizenship
Robert Le Blanc	President of Onex Corporation	United States of America
Todd Clegg	Managing Director of Onex Partners	United States of America

Onex Private Equity Holdings LLC

Name	Present Principal Occupation or Employment	Citizenship
Matthew Ross	Managing Director of Onex Partners	United States of America
Joshua Hausman	Managing Director of Onex Partners	United States of America
John McCoy	Director, Onex Corporation	United States of America

Page 13 of 13 Pages